Exhibit 5.1

[Clifford Chance US LLP Letterhead]

January 21, 2005

Lennar Corporation
700 Northwest 107th Avenue
Miami, FL 33172

Ladies and Gentlemen:

We have acted as counsel to Lennar Corporation (the “Company”) and its subsidiaries in connection with the Company’s offer to exchange $200,000,000 principal amount of its Series B Senior Floating-Rate Notes due 2007 (the “Notes”) for a like principal amount of the Company’s Series A Senior Floating-Rate Notes due 2007 (the “Series A Notes”) and guarantees of the Notes by subsidiaries of the Company (the “Guarantees”). The exchange offer is being made pursuant to a Registration Statement on Form S-4 (the “Registration Statement”) under the Securities Act of 1933, as amended. In that capacity, we are familiar with the proceedings, corporate and other, relating to the authorization and issuance of the Notes and the Series A Notes.

Based upon the foregoing, and such other examination of law and fact as we have deemed necessary, we are of the opinion that when Notes are issued in exchange for a like principal amount of Series A Notes in the manner contemplated by the Registration Statement, the Notes and the Guarantees will have been legally issued and will be binding obligations of the Company and those of its subsidiaries that are the guarantors of the Notes, respectively.

We consent to the filing of this opinion as an exhibit to the Registration Statement and to the reference to us under the caption “Legal Matters” in the prospectus that is a part of the Registration Statement.

Very truly yours,

/s/ Clifford Chance US LLP